Exhibit 99.1

Jumei Reports Unaudited First Half 2017 Financial Results

BEIJING, Dec. 29, 2017 (Globe Newswire) -- Jumei International Holding Limited (NYSE:JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today reported its unaudited financial results for the six months ended June 30, 2017.

First Half 2017 Highlights

●	Total net revenues for the first half of 2017 were RMB3.2 billion (US[1] $466.2 million), a 9.2% decrease from the same period of 2016, primarily due to a 2.8% year-over-year decrease in total orders[2], partially offset by a 3.1% year-over-year increase in the number of active customers[3].
●	Total net GMV [4] was RMB3.6 billion (US$537.0 million), an 8.5% decrease year-over-year, which is primarily due to a decrease in sales from merchandise sales.
●	Gross profit as a percentage of net revenues decreased to 23.8% from 27.9% in the same period of 2016. The decrease was primarily due to the increase in sale tax under the regulation of import tax on consumer goods imported through cross-border e-commerce platforms. Gross profit as a percentage of total net GMV decreased to 20.7% from 24.4% in the same period of 2016.
●	Net income attributable to Jumei's ordinary shareholders was RMB101.9 million (US$15.0 million), compared with net income attributable to Jumei's ordinary shareholders of RMB141.2 million in the same period of 2016. Net margin attributable to Jumei's ordinary shareholders was 3.2%, compared with 4.1% in the same period of 2016.
●	Non-GAAP net income attributable to Jumei's ordinary shareholders[5] was RMB115.2 million (US$17.0 million), compared with non-GAAP net income attributable to Jumei's ordinary shareholders of RMB163.6 million in the same period of 2016. Non-GAAP net margin attributable to Jumei's ordinary shareholders[5] was 3.6%, compared with 4.7% in the same period of 2016.

[1]	The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on Federal Reserve exchange rate as of June 30, 2017, which was RMB6.7793 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts;
[2]	"Total orders" means the total number of orders placed during a period, excluding rejected or returned orders;
[3]	"Active customer" means a customer that made at least one purchase during a specified period;
[4]	"Net GMV" means the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services plus corresponding payables to third-party merchants;
[5]	"Non-GAAP net income attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as net income attributable to Jumei's ordinary shareholders excluding share-based compensation expenses. "Non-GAAP net margin attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as Non-GAAP net income or loss attributable to Jumei's ordinary shareholders as a percentage of total net revenues. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results".

Unaudited First Half 2017 Financial Results

Total net revenues were RMB3.2 billion (US$466.2 million), a decrease of 9.2% from RMB3.5 billion during the same period last year. The decrease was primarily attributable to decrease in the number of total orders. The number of total orders decreased by 2.8% to approximately 34.7 million from 35.7 million in the same period of 2016. The number of active customers increased by 3.1% to approximately 10.1 million from approximately 9.8 million in the same period of 2016.

Gross profit was RMB752.4 million (US$111.0 million), compared with RMB971.4 million in the first half year of 2016. Gross profit as a percentage of net revenues decreased to 23.8% from 27.9% in the same period of 2016. The decrease was primarily due to the increase in sale tax under the regulation of import tax on consumer goods imported through cross-border e-commerce platforms. Gross profit as a percentage of net GMV decreased to 20.7% from 24.4% in the same period of 2016. Gross profit from merchandise sales as a percentage of net GMV of merchandise sales decreased to 24.4% from 28.4% in the same period of 2016.

Total operating expenses were RMB634.6 million (US$93.6 million), a decrease of 25.5% from RMB852.2 million in the first half year of 2016. Operating expenses as a percentage of total net GMV decreased to 17.4% from 21.4% in the same period of 2016.

●	Fulfillment expenses were RMB315.0 million (US$46.5 million), a decrease of 28.4% from RMB439.8 million in the same period of 2016. The decrease was primarily due to the combined effect of the increase of efficiency in orders processing and the decrease in the number of orders. Fulfillment expenses as a percentage of total net GMV decreased to 8.7% from 11.1% in the same period of 2016.
●	Marketing expenses were RMB153.8 million (US$22.7 million), a decrease of 30.2% from RMB220.5 million in the same period of 2016. The decrease was primarily due to a decrease in use of live streaming promotional videos and a decrease in traditional advertising. Marketing expenses as a percentage of total net GMV was 4.2%, compared with 5.5% in the same period of 2016.
●	Technology and content expenses were RMB91.4 million (US$13.5 million), a decrease of 3.9% from RMB95.1 million in the same period of 2016. Technology and content expenses as a percentage of total net GMV slightly increased to 2.5% from 2.4% in the same period of 2016. The decrease was mainly due to a decrease of server rental which were replaced by self-owned servers in order to build up new network infrastructure to enhance efficiency and scalability.
●	General and administrative expenses were RMB74.3 million (US$11.0 million), a decrease of 23.3% from RMB96.9 million in the same period of 2016. General and administrative expenses as a percentage of total net GMV decreased to 2.0% from 2.4% in the same period of 2016. The decrease was primarily attributed to greater efficiency in general and administrative efforts.

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Income from operations was RMB117.9 million (US$17.4 million), compared with income from operations of RMB119.2 million in the same period of 2016.

Non-GAAP income from operations, which excludes RMB13.3 million (US$2.0 million) in share-based compensation expenses, was RMB131.1 million (US$19.3 million), compared with non-GAAP income from operations of RMB141.6 million in the same period of 2016.

Net income attributable to Jumei's ordinary shareholders was RMB101.9 million (US$15.0 million), compared with net income attributable to Jumei's ordinary shareholders of RMB141.2 million in the same period of 2016. Net margin attributable to Jumei's ordinary shareholders decreased to 3.2% from 4.1% in the same period of 2016. Net income per basic and diluted ADS were RMB0.68 (US$0.10) and RMB0.68 (US$0.10), respectively, compared with net income per basic and diluted ADS RMB0.95 and RMB0.94, respectively, for the same period of 2016.

Non-GAAP net income attributable to Jumei's ordinary shareholders, which excludes share-based compensation expenses, was RMB115.2 million (US$17.0 million), compared with non-GAAP net income attributable to Jumei's ordinary shareholders RMB163.6 million in the same period of 2016. Non-GAAP net margin attributable to Jumei's ordinary shareholders decreased to 3.6% from 4.7% in the same period of 2016. Non-GAAP net income per basic and diluted ADS were RMB0.77 (US$0.11) and RMB0.77 (US$0.11), respectively, compared with non-GAAP net income per basic and diluted ADS of RMB1.10 and RMB1.09, respectively, in the same period of 2016.

Balance Sheet

As of June 30, 2017, the Company had cash and cash equivalents of RMB2.0 billion (US$296.7 million), and short-term investments of RMB906.7 million (US$133.7 million).

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles ("GAAP"), Jumei uses non-GAAP income from operations, non-GAAP net income attributable to Jumei's ordinary shareholders, non-GAAP net margin attributable to Jumei's ordinary shareholders and non-GAAP net income per ADS attributable to Jumei's ordinary shareholders, by excluding share-based compensation expenses from operating profit and net income attributable to the Company's shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei's operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei's core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei's results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei's performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

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About Jumei International Holding Limited

Jumei (NYSE:JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, light luxury products, health supplements and other products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Jumei may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited

Ms. Cindy Cao

Senior Reporting Manager

Phone: +86-10-5676-6824

Email: chunyanc@jumei.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB in thousands, except share data and per share data)

	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	2,301,471	2,011,117	296,656
Short-term investment	700,000	906,677	133,742
Accounts receivable, net	28,868	25,423	3,750
Inventories	646,116	797,161	117,587
Advances to suppliers	20,704	85,130	12,557
Prepayments and other current assets	197,867	191,462	28,242
Total current assets	3,895,026	4,016,970	592,534
Non-current assets:
Long-term investment	515,699	537,077	79,223
Investment security	79,298	84,154	12,413
Loans receivable, net	73,330	73,330	10,817
Property, equipment and software, net	53,602	81,425	12,011
Construction in process	5,645	72,174	10,646
Land use right	82,527	81,687	12,049
Intangible assets, net	-	31,572	4,657
Goodwill	15,291	120,510	17,776
Deferred tax assets	1,327	1,327	196
Other non-current assets	24,356	17,716	2,613
Total non-current assets	851,075	1,100,972	162,401
Total assets	4,746,101	5,117,942	754,935

Current liabilities
Accounts payable	605,131	653,614	96,413
Advances from customers	65,855	58,707	8,660
Tax payable	79,780	70,656	10,422
Accrued expenses and other current liabilities	105,955	167,110	24,650
Total current liabilities	856,721	950,087	140,145

Non-current liabilities
Other non-current liabilities	2,248	6,214	914
Deferred tax liabilities	-	3,238	478
Total non-current liabilities	2,248	9,452	1,392
Total liabilities	858,969	959,539	141,537

Mezzanine Equity
Redeemable Preferred Shares	-	159,247	23,490
Total mezzanine Equity	-	159,247	23,490

Shareholders' equity:
Ordinary shares	244	244	36
Additional paid-in capital	2,921,539	2,932,357	432,546
Statutory reserves	37,806	37,806	5,577
Retained earnings	781,925	883,808	130,369
Accumulated other comprehensive income	145,618	144,941	21,380
Jumei's shareholders' equity	3,887,132	3,999,156	589,908
Total shareholders' equity	3,887,132	3,999,156	589,908
Total liabilities, mezzanine equity and shareholders' equity	4,746,101	5,117,942	754,935

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB in thousands, except share data and per share data)

	For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
Net revenues:
Merchandise sales	3,424,130	3,088,460	455,572
Marketplace services	57,094	71,728	10,580
Total net revenues	3,481,224	3,160,188	466,152
Cost of revenues	(2,509,801)	(2,407,779)	(355,166)
Gross profit	971,423	752,409	110,986
Operating expenses:
Fulfillment expenses	(439,758)	(315,033)	(46,470)
Marketing expenses	(220,475)	(153,837)	(22,692)
Technology and content expenses	(95,137)	(91,355)	(13,476)
General and administrative expenses	(96,859)	(74,334)	(10,965)
Total operating expenses	(852,229)	(634,559)	(93,603)
Income from operations	119,194	117,850	17,383
Other income:
Interest income	50,480	27,796	4,100
Others, net	16,827	(21,529)	(3,176)
Income before tax	186,501	124,117	18,307
Income tax expenses	(37,300)	(22,234)	(3,280)
Net income	149,201	101,883	15,027
Net income attributable to noncontrolling interests	(7,958)	-	-
Net income attributable to Jumei International Holding Limited	141,243	101,883	15,027
Net income attributable to Jumei's ordinary shareholders	141,243	101,883	15,027
Net income	149,201	101,883	15,027
Fair value change – investment security, net of tax	14,102	6,814	1,005
Foreign currency translation adjustment, net of nil tax	9,903	(7,491)	(1,105)
Total comprehensive income	173,206	101,206	14,927
Comprehensive loss attributable to noncontrolling interests	(8,600)	-	-
Comprehensive income attributable to Jumei International Holding Limited	164,606	101,206	14,927

Net income per share attributable to Jumei's ordinary shareholders
- Basic	0.95	0.68	0.10
- Diluted	0.94	0.68	0.10
Net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.95	0.68	0.10
- Diluted	0.94	0.68	0.10
Weighted average shares outstanding used in computing net income per share attributable to Jumei's ordinary shareholders
- Basic	149,340,266	149,742,862	149,742,862
- Diluted	149,951,312	150,431,905	150,431,905

	For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	3,710	224	33
Marketing expenses	5,604	5,421	800
Technology and content expenses	2,373	2,234	330
General and administrative expenses	10,707	5,419	799
Total	22,394	13,298	1,962

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB in thousands, except share data and per share data)

	For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

Income from operations	119,194	117,850	17,383
Share-based compensation expenses[1]	22,394	13,298	1,962
Non-GAAP income from operations	141,588	131,148	19,345

Net income attributable to Jumei's ordinary shareholders	141,243	101,883	15,027
Share-based compensation expenses	22,394	13,298	1,962
Non-GAAP net income attributable to Jumei's ordinary shareholders	163,637	115,181	16,989

Non-GAAP net income per share attributable to Jumei's ordinary shareholders
- Basic	1.10	0.77	0.11
- Diluted	1.09	0.77	0.11
Non-GAAP net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	1.10	0.77	0.11
- Diluted	1.09	0.77	0.11
Weighted average shares outstanding used in computing non-GAAP net income per share attributable to Jumei's ordinary shareholders:
- Basic	149,340,266	149,742,862	149,742,862
- Diluted	149,951,312	150,431,905	150,431,905

[1] Share-based compensation expenses are not deductible item under PRC Enterprise Income Tax Law, hence no income tax implications.

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